November 16, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	JBS Foods International plc (formerly JBS Foods International Designated Activity Company)
Registration Statement on Form F-4 (File No. 333-212961)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), JBS Foods International plc (formerly JBS Foods International Designated Activity Company) (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-4 (File No. 333-212961), filed with the Commission on August 5, 2016, together with all exhibits thereto (the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because the proposed exchange offer referenced in the Registration Statement was part of a proposed corporate reorganization for which JBS S.A. (the Company’s parent company) has not received the necessary shareholder approval in accordance with JBS S.A.’s existing shareholders agreement.

The Registration Statement has not been declared effective, and no securities have been offered or sold or will be offered or sold pursuant to the Registration Statement. Accordingly, pursuant to paragraph (b) of Rule 477 of the Securities Act, the Company understands that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company further requests that, pursuant to Rule 457(p) under the Securities Act, registration fees previously paid to the Commission in connection with the Registration Statement be credited for future use by an affiliate of the Company.

Please forward a copy of the written order granting withdrawal of the Registration Statement to the undersigned via email at Russell.Colaco@jbssa.com, with a copy to the Company’s U.S. legal counsel, John Vetterli, Esq. and Victor Mendoza, Esq. of White & Case LLP, via email at jvetterli@whitecase.com and vmendoza@whitecase.com, respectively.

We appreciate in advance your time and attention. Should you have any questions regarding the foregoing, please contact John Vetterli of White & Case LLP at 212-819-8816.

Very truly yours,

JBS FOODS INTERNATIONAL PLC

By:	/s/ Russell Colaco
Name: Russell Colaco
Title: Chief Financial Officer

cc:

John Vetterli, Esq., White & Case LLP

Victor Mendoza, Esq., White & Case LLP